July 19, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (702) 733-7197

Douglas H. Caszatt
Acting Chief Financial Officer and Secretary
VendingData Corporation
6830 Spencer Street
Las Vegas, Nevada 89119

      Re: 	VendingData Corporation
      Preliminary Proxy Statement on Schedule 14A
      Filed June 21, 2005
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed July 8, 2005
      File No. 001-32161

Dear Mr. Caszatt:

      This is to advise you that the staff has reviewed only those portions of the above filing that relate to the following comments.
No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Preliminary Proxy Statement on Schedule 14A, Filed June 21, 2005
Proposal 2-Approval of an Amendment to Our Articles of
Incorporation

1. The approval of the increase to your authorized common stock involves other matters with respect to which information is called for by other items of Schedule 14A, namely Items 11 and 13. Consequently, please include the information required by Item 11 for the issuance of options, warrants, and notes. Pursuant to Item 13(a), please include financial statements meeting the requirements of Item 310 of Regulation S-B. If you intend to incorporate this information by reference, you must follow the procedures specified in
Items 13(b) and 13(c). Refer to Notes A and F, as well as Item 11(e), of Schedule 14A.



Revised Preliminary Proxy Statement on Schedule 14A, Filed July 8,
2005
Proposal 2-Approval of an Amendment to Our Articles of
Incorporation

2. We note your statement that as of May 31, 2005, you had options outstanding to purchase 3,268,372 shares of common stock, while the first paragraph under Proposal 4 on page 11 states that there were options to purchase 3,053,172 shares of common stock outstanding on that date. Please revise this discrepancy.

Proposal 3-Approval of the Shares Issuable Pursuant to Our 10%
Senior
Secured Convertible Notes Due 2008, page 9

3. It appears that you need stockholder approval of the transaction by which you issued the convertible notes. Please revise to clarify in the heading and throughout your discussion that you are seeking shareholder approval of the terms of the transactions under which the senior notes were issued, which includes the shares of common stock issuable upon conversion of the notes. Please also revise the proxy card to reflect this change.

4. We note your disclosure in the third paragraph that if you fail to obtain stockholder approval, only a portion of the shares issuance pursuant to the Senior Notes will be approved for listing. Please describe any additional consequences if you fail to obtain stockholder approval, for example, under the American Stock
Exchange
Listing Rules or under the transaction documents.

5. Please revise your proxy statement to disclose the approximate amount devoted to each purpose for your use of proceeds discussed in the last sentence.  Refer to Item 11(c)(2) of Schedule 14A.  We note
your disclosure that proceeds "were designated for and have been used
.. . . ."  We also note from your Form 8-K filed on March 16, 2005 that 46% of the proceeds were earmarked for "other general corporate purposes." Please be as specific as possible in your revised proxy statement as to the use of proceeds.

6. We note your disclosure that "[t]hrough satisfaction of or waivers from" conditions, you now have access to all of the escrowed proceeds from the Senior Notes. Please describe these conditions and indicate which were satisfied or waived.

7. Please state the reasons for the issuance and the general effect upon the rights of existing security holders. Refer to Item 11(d) of
Schedule 14A.

8. Please revise your proxy card to briefly describe the amendment to your articles of incorporation and the amendment to your 1999 stock option plan.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Michael J. Bonner, Esq. (via facsimile 702/796-7181)
      Robert C. Kim, Esq.
      Kummer Kaempfer Bonner & Renshaw
      3800 Howard Hughes Parkway, 7th Floor
      Las Vegas, Nevada 89109
??

??

??

??

Douglas H. Caszatt
VendingData Corporation
July 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE